NI 51-101F1
DISCLOSURE FOR OIL AND GAS ACTIVITIES

TAG OIL LTD.

FORM 51-101F1
STATEMENT OF RESERVES DATA
AND OTHER OIL AND GAS INFORMATION

PART 1 DATE OF STATEMENT

The effective date of the information being provided in this statement of reserves data and other oil and gas information set forth below is March 31, 2008, and for the year ended March 31, 2008. The information provided herein was prepared on July 28, 2008.

For a glossary of terminology and definitions relating to the information included within this statement (including the aforementioned dates), readers are referred to National Instrument 51-101 (“NI 51-101”).

All dollar figures are in United States dollars unless stated otherwise.

PART 2 DISCLOSURE OF RESERVES DATA

The following is a summary of the oil and natural gas reserves and net present values of future net revenue of TAG Oil Ltd. and its subsidiaries (the “Company”) as evaluated by Sproule International Limited (“Sproule”), an independent qualified reserves evaluator appointed by the Company pursuant to NI 51-101. The Company has one property with reserves, located in the onshore portion of the Taranaki basin in New Zealand, and this property was independently evaluated by Sproule. Readers should note that the totals in the following tables may not add due to rounding.

The estimated future net revenue figures contained in the following tables do not necessarily represent the fair market value of the Company’s reserves. There is no assurance that the forecast price and cost assumptions contained in the Sproule report will be attained and variances could be material. Other assumptions relating to costs and other matters are included in the Sproule report. The recovery and reserves estimates attributed to the Company’s property described herein are estimates only. The actual reserves attributed to the Company’s property may be greater or less than those calculated.

Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus possible reserves.

The Company has adopted the standard measure of six thousand cubic feet (6 mcf) to one barrel (1 bbl) when converting natural gas to barrels of oil equivalent or boe. Boe’s may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Table 1

Table 2

Table 3

Table 4

PART 3 PRICING ASSUMPTIONS

Forecast benchmark reference price and inflation rate assumptions are summarized in Table 5. These prices and pricing assumptions were provided to the Company by its independent reserves evaluator, Sproule.

Table 5

For the financial year ended March 31, 2008 the Company’s weighted average price received for oil was $81.74 per barrel.

PART 4 RECONCILIATION OF CHANGES IN RESERVES

Reserves Reconciliation

All changes are for reserves in the Cheal Oil Field, located in New Zealand.

Light and Medium Oil	March 31, 2007	March 31, 2008	Change
Gross Proved	451 Mbbl	400 Mbbl	-51 Mbbl
Gross Probable	345 Mbbl	345 Mbbl	0 Mbbl
Gross Proved Plus Probable	796 Mbbl	745 Mbbl	-51 Mbbl
Additional Solution Gas	March 31, 2007	March 31, 2008	Change
Gross Proved	326 MMcf	287 MMcf	-39 MMcf
Gross Probable	308 MMcf	337 MMcf	+29 MMcf
Gross Proved Plus Probable	634 MMcf	624 MMcf	-10 MMcf

The changes to the reserves estimates can be attributed to those factors set out in Table 6:

Table 6

PART 5 ADDITIONAL INFORMATION RELATING TO RESERVES DATA

Undeveloped Reserves

All of the Company’s proved and probable undeveloped reserves are located in the Cheal Oil Field, New Zealand.

Gross undeveloped reserves were first attributed to the Company as follows:

Product Type	Light and Medium Oil (Mbbls)
Reserves Category	Proved
April 30, 2006	371.9
March 31, 2007	451
March 31, 2008	400
Product Type	Light and Medium Oil (Mbbls)
Reserves Category	Probable
April 30, 2006	406.3
March 31, 2007	345
March 31, 2008	345

Undeveloped reserves are attributed on the basis of a report by Sproule.

Optimal development of the Cheal undeveloped reserves indicates the drilling of 2 to 4 additional production wells, with the possibility of also establishing a waterflood programme, and fracture stimulation after the remaining production wells are drilled. As of the date of this report, the Company has drilled the Cheal A6 and A6ST, and Cheal A7 wells with Cheal A6 and A6-ST being plugged and abandoned and Cheal A7 being completed for production.

Significant Factors or Uncertainties

Aside from the potential impact of material fluctuations in commodity prices, other significant factors or uncertainties that may affect the Company’s reserves or the future net revenue associated with such reserves include:

  material changes to existing taxation or royalty rates and/or regulations;
  the United States: New Zealand currency exchange rate;
  the timing of completion and level of success of the Cheal Oil Field development, that includes the drilling success of future production wells; and
  the ability to obtain storage and sales contracts for crude oil.

Future Development Costs

Development costs deducted in the estimation of reserves data disclosed in Item 2 can be attributed as follows:

New Zealand only:

Reserves Category	Proved	Proved plus Probable
Total	1.86m	3.75m
2009	1.86m	3.75m
2010	-	-
2011	-	-
2012	-	-
2013	-	-

The Company expects to fund its estimated future development costs from a combination of working capital on hand and from production revenues provided by Cheal Oil Field production so there will be no financing costs associated with these funds and there will be no effect on the disclosed reserves or future net revenues.

PART 6 OTHER OIL AND GAS INFORMATION

Oil and Gas Properties and Wells

The Cheal Oil Field is the Company’s only property with attributed reserves, which is located in the onshore portion of the Taranaki Basin in New Zealand, which lies along the west coast of the North Island.

A mining permit, referred to as PMP 38156 (TAG 30.5%), was granted on July 26, 2006, covering both the shallow and deep areas of the Cheal Oil Field for an initial term of 10 years with a right to extend the term of the mining permit following delineation of reserves.

The development of the Cheal Oil Field was approved by the Cheal Joint Venture parties in 2006, which is in accordance with PEP 38738-01 joint venture operating agreement that now applies to PMP 38156. The Cheal Oil Field includes a production facility that has an initial capacity of 2,000 barrels of oil per day and 3 million cubic feet of gas per day. The production facility and development operations are located on two sites (the “Cheal A-Site” and the “Cheal B-Site”) that are less than a mile apart.

The Cheal A-Site is the location of the Cheal production facility as well as producing wells, Cheal A1, Cheal A3 and Cheal A4 and the Cheal A7 well that is awaiting completion testing as of the date of this report. The construction of the production facility at the Cheal A-Site commenced in 2006 and was completed in September, 2007. The pre-commissioning test phase commenced on August 10, 2007 and first oil was produced through the fully certified facilities in September 2007. In the 2009 fiscal year, further scheduled development drilling from the A-Site is anticipated to increase production.

Development at the Cheal B-Site has consisted of the drilling of four wells in 2006, Cheal B1 to B4. Cheal B-1, B-2 and B-3 were completed as producers and brought into production in December 2007 following the completion of the tie-ins to the pipelines connecting the Cheal B-Site with the production facility at the Cheal A-Site. Cheal B-4 was an exploration well targeting Moki, Mt. Messenger and Urenui sandstones to the north west of the Cheal Oil Field’s bounding fault. The well confirmed the presence of hydrocarbon charge outside the currently recognised limits of the Cheal Oil Field at the two upper levels, increasing confidence in the resource potential of the north western extension of the Cheal Oil Field, but lacked economic thickness of reservoir rock. This well will may be sidetracked in the future for further evaluation.

During the 2008 fiscal year, a total of 169,736 barrels of oil (100%) were produced and 154,240 barrels of oil (100%) were sold. The Company’s share of production from the Cheal Oil Field is 30.5% . Commercial arrangements for the transportation, storage, processing and sale of both crude oil and gas production have been completed. Solution gas produced in association with crude oil production is used to generate electricity for on-site use, with the excess electricity being exported and sold via pipeline or sold into the local grid.

The following table summarizes the wells drilled to date in the Cheal Oil Field:

Cheal Wells
Cheal 1	Producing
Cheal 2	Plugged and suspended
Cheal A-3X	Producing
Cheal A-4	Producing
Cheal A-6	Plugged and abandoned
Cheal A- 6ST	Plugged and abandoned
Cheal A-7	Bring completed for production – shut in.
Cheal B-1	Producing
Cheal B-2	Producing
Cheal B-3	Producing
Cheal B-4	Plugged and suspended

Properties with No Attributed Reserves

The following table summarizes the Company’s interests at March 31, 2008, in unproved properties located in New Zealand:

Permit	Location	Working	Gross Acres	Net Acres
		Interest %
PMP 38153	Onshore	15	1,483	222
	Taranaki
PMP 38156-D	Onshore	15.1	7,487	1,131
	Taranaki
PEP 38738-S	Onshore	30.5	11,493	3,505
	Taranaki
PEP 38738-D	Onshore	15.1	11,493	1,735
	Taranaki
PEP 38746	Onshore	16.67	6,674	1,113
	Taranaki
PEP 38748	Onshore	33.33	7,910	2,636
	Taranaki
PEP 38758	Onshore	100	6,066	6,066
	Taranaki
Total			52,606	16,408

During the year ended March 31, 2008 the Company relinquished its interests in PEP 38256, PEP 38341, PEP 38741, PEP 38745, PEP 38751, PEP 38757 and PEP 38765 and has sold or assigned its interests in PMP 38157, PEP 38342, PEP 38738-D, PMP 38156-D and PEP 38260. The sale of PEP 38738-D and PMP 38156-D require the consent of the Ministry of Economic Development in New Zealand (the “MED”) prior to the competing the sale of these interests.

The Company’s commitments in relation to the all of its remaining permits, including PMP 38156-S, total CDN$2,550,000. Subsequent to March 31, 2008 the Company and its Cheal Joint Venture partners have drilled Cheal A6, A6–ST and Cheal A7 in PMP 38156-S. Other material commitments associated with the above permits not already detailed in this report relate to participation in the drilling of a well in PEP 38738-S.

The Company plans to continue to maintain its permits in good standing with the MED and to lodge additional term applications accordingly.

Forward Contracts

The Company has a Cheal gas and LPG sales contract that requires a minimum 12 month termination period. The sales price for both gas ($/GJ) and LPG ($/litre) are specified in this contract and adjusted annually using a price producer’s index. Gas and LPG are processed by a third party for the Cheal Joint Venture for a fixed fee per mscf; the processing fee is also adjusted annually using the same price producer’s index.

The Company holds a 15.1% interest in PMP 38156-D which includes the Cardiff deep gas prospect. The Company has a gas supply agreement for the Cardiff field. This agreement was entered into in July 2004, prior to the Company earning ownership in this permit in June 2006. The contract is set up with a “take or pay” obligation on the buyer. The initial gas price under this contract is based on a fixed rate per GJ that was set against economic indicators in 2004 and under the contract is adjusted annually to take into account economic growth. Currently, there are no reserves in the proved category and there is no production from this field, and the Company is in the process of selling all of its 15.1% interest in this permit that is subject to obtaining the consent of the MED as described above.

The PMP 38153 Joint Venture also has a gas sales agreement for the Kahili Field, in which the Company holds 15% interest. This contract is structured such that the buyer takes all of the gas that the seller is capable of producing, up to the plant capacity. There are no reserves in the proven category and there is no production from this field at this time. In the event that production commences and the contract is used, then a fixed fee is payable by the seller to the buyer to cover capital recovery of the buyer’s processing facilities.

Additional Information Concerning Abandonment and Reclamation Costs

The Company’s abandonment and reclamation costs are ascertained by estimating the costs using current techniques to fulfill the current obligations in regard to wells that are under appraisal or pending development.

At March 31, 2008, the Company was party to joint ventures that have an obligation to plug and abandon a total of 10 wells at the end of their useful life. The present value of these obligations has been projected based on an estimate of future liability of CDN$513,907 discounted using credit adjusted risk free rates of 8%. The costs are expected to be incurred between 2008 and 2020.

CDN$214,000 of these costs do not relate to the Cheal Oil Field and as a result was not included in Table 3 and in the calculations underlying the data disclosed in Item 2.

Tax Horizon

The Company currently estimates that income taxes are unlikely to become payable before 2018, subject to current assumptions of production levels and commodity prices.

Costs Incurred

In the year ending March 31, 2008, the Company made the following expenditures (whether capitalised or charged to expense):

Country	New Zealand
Property Acquisition Costs – Proved Properties	$-
Property Acquisition Costs – Unproved Properties	$-
Exploration Costs	$1,315,482
Development Costs	$5,419,923

Exploration and Development Activities

At March 31, 2008, the Company held net interests equivalent to approximately 16,408 acres of exploration permits in New Zealand (52,606 acres) and completed the following wells during fiscal 2008:

Country	New Zealand
	Gross	Net
Exploratory Wells completed for:
Oil	-	-
Gas	-	-
Service	-	-
Dry Holes	-	-
Country	New Zealand
	Gross	Net
Exploratory Wells completed for:
Oil	-	-
Gas	-	-
Service	-	-
Dry Holes	-	-

New Zealand

During the year ended March 31, 2008 the Company did not participate in the drilling of any development or exploration wells.

The Company’s most current exploration and development activities relate to its operations in New Zealand.

The Cheal A6 development well on PMP 38156-S (TAG 30.5% interest) was drilled in the first quarter of the 2009 fiscal year. This deviated development well was drilled from the Cheal A-Site surface location reaching a total depth of 1930 meters. The well intercepted oil bearing MM3 sands at approximately 1818 meters, but the net sand interval was interpreted as too thin that made the well uneconomic to complete. The well was plugged and abandoned and a whipstock plug was set at 1350 meters for a side track well. Cheal A6-ST was drilled approximately 150 meters to the south of Cheal A6 reaching a total depth of 1936 meters. An assessment of the subsurface data indicated a sub-commercial hydrocarbon discovery and the well was plugged and abandoned.

The Cheal A7 development well on PMP 38156-S (TAG 30.5% interest) was drilled in the second quarter of the 2009 fiscal year. This deviated development well was drilled from the Cheal A-Site surface location reaching a total depth of 1848 meters and is in the process of being completed for production.

Production Estimates

Estimated production volumes derived from gross proved reserves and gross probable reserves disclosed under Item 2. Figures quoted are net to the Company.

New Zealand: Cheal Field

Light and medium oil	70,080 bbls
Natural gas	12 MMcf

Production History

The Company’s historical production and netback data for the period ended March 31, 2008 is presented below in CDN$:

	Light and Medium Oil
	Q1	Q2	Q3	Q4	Total
					Year
New Zealand

Company share of daily production sold	119	109	149	138	129
(bbl/day)

Average ($/bbl)
Price received	$82.37	$78.43	$90.27	$95.30	$87.24
Royalties	$3.76	$4.56	$3.99	$5.46	$4.44
Production costs	$24.11	$30.05	$33.67	$42.45	$33.01
Netback	$54.50	$43.82	$52.61	$47.39	$49.79
Company share of 2008 production - bbls					51,770
Company share of 2008 production - bbls sold					47,043